[BFA Letterhead]

March 16, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares Trust

File Nos. 811-09729 and 333-92935

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iShares Trust (the “Trust”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A, relating to the iShares Morningstar Multi Asset High Income Index Fund (the “Fund”), a series of the Trust, so that it will become effective on March 29, 2012, or as soon thereafter as practicable.

Previous filing relating to the Fund is:

PEA No.	Date filed	Form Type	Automatic Effective Date
701	February 2, 2012	485APOS	75 days after filing

We request that we be notified of such effectiveness by a telephone call to Ben Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124 or Vadim Avdeychik of Willkie Farr & Gallagher LLP at (202) 303-1185.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission’) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares Trust

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

BlackRock Investments, LLC

By:	/s/ Daniel Adams
Daniel Adams
Vice President